File No. 69-479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CLECO CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.

Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant, Cleco Corporation (Cleco), is incorporated under the laws of the State of Louisiana and is located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360.  Cleco is a holding company under the Public Utility Holding Company Act of 1935 (Act).  Cleco and Cleco Power LLC, the only public utility company subsidiary of Cleco, are predominantly intrastate in character and carry on their business substantially in Louisiana, the state of incorporation for both entities.  Cleco's business is the holding of all of the outstanding capital stock or other equity interests of its subsidiaries.

Claimant has the following subsidiaries, all of which are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360 unless otherwise noted:

A.

Cleco Power LLC (Cleco Power) is a limited liability company organized under the laws of the State of Louisiana.  It is an operating electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in portions of north, central, south central and southeast Louisiana.  Cleco Power supplies retail electric service and electric power for resale to approximately 265,000 customers.  Cleco Power also engages in energy management services, a portion of which are conducted in the State of Mississippi.

B.

Cleco Midstream Resources LLC (Cleco Midstream), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, with its subsidiaries engaged in wholesale generation project development, exempt wholesale generation, natural gas pipeline operations, and generation facilities operations and maintenance.

(1)

Acadia Power Holdings LLC (Acadia Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company, that owns a 50% interest in Acadia Power Partners LLC (Acadia Partners) which is an EWG.  See Item 4A(2) below for additional information on Acadia Partners.

a.

Acadia Partners Pipeline LLC (Acadia Pipeline), a wholly owned subsidiary of Acadia Partners, is organized under the laws of the State of Louisiana and owns an intrastate natural gas pipeline connecting Acadia Partners' natural gas-fired power plant to the interstate natural gas transmission grid.

(2)

Cleco Energy LLC (Cleco Energy), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Texas.  Prior to November 2004, Cleco Energy was primarily engaged in the wholesale marketing of natural gas, as well as natural gas production, gathering and transmission.  On September 15, 2004 Cleco Energy completed the sale of its oil and gas production properties and on November 16, 2004 completed the sale of its natural gas pipeline and marketing operations.  Following these transactions, Cleco Energy no longer engages in any active business.

a.

DeSoto Pipeline Company, Inc. (Desoto), a wholly owned subsidiary of Cleco Energy, is incorporated under the laws of the State of Louisiana and historically was engaged in the ownership and operation of intrastate natural gas transmission pipelines.  On November 16, 2004, DeSoto sold substantially all of its assets.  Following this transaction, Desoto no longer engages in any active business.

b.

Four Square Production, LLC (Four Square), a wholly owned subsidiary of Cleco Energy, is organized under the laws of the State of Texas and historically was engaged in the ownership and operation of oil and natural gas producing wells.  On September 15, 2004 Four Square sold substantially all of its assets.  Following this transaction, Four Square no longer engages in any active business.

(3)

Cleco Generation Services LLC (Cleco Generation), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and is a services company that provides electric power plant operations and maintenance expertise to the power plants of Cleco Evangeline LLC (Cleco Evangeline) and Perryville Energy Partners, L.L.C. (Perryville Partners).  See Items 4A(1) and 4A(3) below for additional information on Cleco Evangeline and Perryville Partners, respectively.

(4)

Cleco Marketing & Trading LLC (Cleco Marketing), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana.  Cleco Marketing does not own or operate facilities for the generation, transmission, or distribution of electric or natural gas energy for sale.  Prior to May 2003, Cleco Marketing provided energy management services.  Currently, Cleco Marketing is inactive.

(5)

Perryville Energy Holdings LLC (Perryville Holdings), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and serves as an intermediary holding company.  Its subsidiary, Perryville Partners is an EWG. On January 28, 2004, Perryville Holdings and Perryville Partners filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana in Alexandria (Bankruptcy Court) for protection under Chapter 11 of the U.S. Bankruptcy Code. See Item 4A(3) below for additional information on Perryville Partners.

(6)

CLE Intrastate Pipeline Company LLC (CLE Pipeline), a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana.  CLE Pipeline operates an intrastate natural gas transmission pipeline connecting Cleco Evangeline's natural gas-fired power plant to the interstate natural gas transmission grid.  See Item 4A(1) below for additional information on Cleco Evangeline.

C.

Cleco Support Group LLC, a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and provides joint and common administrative support services to Cleco and its affiliates in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and compliance; and other administrative services.  It also provides electric power plant operations, maintenance, and engineering expertise to Cleco Power, Cleco Evangeline, Perryville Partners, and Acadia Partners' power plants and potentially to other generation owners, such as utilities, EWGs, rural electric cooperatives, municipal electric systems, and manufacturing industries with plant site generation.

D.

CLE Resources, Inc. (CLE Resources), a wholly owned subsidiary of Cleco, is incorporated under the laws of the State of Delaware and is located at 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19801.  CLE Resources was established as a vehicle to invest in non-utility ventures, but is currently inactive.

E.	Cleco Innovations LLC (Cleco Innovations), a wholly owned subsidiary of Cleco, is organized under the laws of the State of Louisiana and serves as an intermediary holding company.
	(1)	Cleco ConnexUs LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.
	(2)	Diversified Lands LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and its sole function is to manage and develop real estate property.
	(3)	UTS, LLC, a wholly owned subsidiary of Cleco Innovations, is organized under the laws of the State of Louisiana and is currently inactive.
(i) STUCO Innovations, Inc. a wholly owned subsidiary of UTS, LLC, is organized under the laws of the State of Alabama and is currently inactive.

On November 16, 2004, Cleco Energy sold its 50% interest in Hudson, SVD LLC (Hudson) and Hudson's 93% owned subsidiary Providence Partners, LLC (Providence).  Both Hudson and Providence were organized under the laws of the State of Texas.  Hudson owned a natural gas gathering system and Providence was engaged in the development and operation of a natural gas gathering system and a natural gas processing plant.

2.

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

	A.	Cleco does not own any property used for the generation, transmission, or distribution of electric energy for sale, or for the production, transmission or distribution of natural or manufactured gas.
B.

As of December 31, 2004, Cleco Power owned electric generating facilities with an aggregate net capacity of approximately 1,359 megawatts (MW).  Cleco Power's ownership interests in generation facilities, which it uses to serve its retail customers and to make wholesale sales of electric energy, are as follows:

Generating Facility	Location	% Ownership	MW Owned
Dolet Hills	Mansfield, LA	50	325
Franklin	Franklin, LA	100	7
Rodemacher #1	Lena, LA	100	440
Rodemacher #2	Lena, LA	30	157
Teche	Baldwin, LA	100	430

As of December 31, 2004, Cleco Power also owned an electric transmission system (69 Kilovolts (kV) and above) of approximately 1,210 circuit miles, including 21 miles of 69 kV lines; 661 miles of 138 kV lines; 461 miles of 230 kV lines; and 67 miles of 500 kV lines, and an electric distribution system of approximately 11,202 circuit miles, including 3,347 circuit miles of 34.5 kV lines.  Electric substation capacity associated with the above-described electric system consisted of 222 distribution substations with a total installed transformer capacity of 1,901 Megavolts - ampere (MVa) and 70 transmission substations with a total installed transformer capacity of 9,103 MVa.  The electric generating stations and substations, transmission and distribution systems, general office building, central warehouse, regional customer service offices/centers, and call center are all located in Louisiana.

As of December 31, 2004, Cleco Power did not own any properties for the production, transmission or distribution of natural or manufactured gas.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
	A.	Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.
	Electricity	Gas

Cleco	None	None
Cleco Power	10,049,492,000	None
State of Sale	Louisiana	None
Revenue from Sale	$711,751,353	None
B.	Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.
	Electricity	Gas

Cleco	None	None
Cleco Power	None	None
C.	Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
	Electricity	Gas

Cleco	None	None
Cleco Power	144,289,000	None
State of Sale	Mississippi	None
Revenue from Sale	$10,252,454	None
D.	Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.
	Electricity	Gas

Cleco	None	None
Cleco Power	None	None
State of Purchase	None	None
Cost from Purchase	None	None

4.

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

A.

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(1)

Cleco Evangeline, a wholly owned subsidiary of Cleco Midstream, is organized under the laws of the State of Louisiana and owns a 775-MW electric generation facility.  Commercial operation of the facility began in 2000.  Cleco Evangeline has entered into a Capacity Sale and Tolling Agreement with Williams Power Company, Inc. (Williams), whereby, for 20 years Williams will supply the natural gas needed to fuel the plant and has the right to own, dispatch, and market the electricity produced by the facility.  Cleco Evangeline collects a fee from Williams for operating and maintaining the facility.  Cleco Evangeline's generation facility is located in central Louisiana at 2180 St. Landry Hwy., St. Landry, Louisiana 71367.

(2)

Acadia Partners, owned 50% by Acadia Holdings, is organized under the laws of the State of Delaware and owns a 1,160-MW electric generation facility.  Commercial operation of Power Blocks 1 and 2 (580 MW each) of the facility commenced on July 1, 2002, and August 2, 2002, respectively.  Acadia Partners has entered into two Capacity Sale and Tolling Agreements with Calpine Energy Services, L.P. (Calpine) for each of the respective Power Blocks, whereby, Calpine will supply the natural gas needed to fuel the plant and will own, dispatch, and market the plant's output until 2022.  Acadia Partners collects a fee from Calpine for the reserved capacity of each Power Block.  Acadia Partners' generation facility is located in southwest Louisiana at 30385 Crowley-Eunice Hwy., Eunice, Louisiana 70535.

(3)

Perryville Partners, a wholly owned subsidiary of Perryville Holdings, is organized under the laws of the State of Delaware and owns and operates a 718-MW natural gas-fired power plant (Perryville Facility).  The Perryville Facility consists of approximately 562 MW of combined-cycle capacity and approximately 156 MW of peaking capacity.  The Perryville Facility is located in northeast Louisiana at 11140 Highway 165 North, Sterlington, Louisiana  71280.

On January 28, 2004, Perryville Partners reached an agreement (Sale Agreement) to sell the Perryville Facility to Entergy Louisiana, Inc. (Entergy Louisiana) and also entered into a power purchase agreement (Power Purchase Agreement) with Entergy Services, Inc. (Entergy

Services), whereby Entergy Services will have exclusive rights to purchase the output of the Perryville Facility through September 30, 2004.  The Sale Agreement provides for conditions customary to closing, including requisite regulatory approvals, as well as other covenants, representations, and warranties.  Cleco provided a limited guarantee to Entergy Louisiana for Perryville Partners' performance obligations under the Sale Agreement, the Power Purchase Agreement and other ancillary agreements related to the sale.  Effective October 21, 2004, Perryville Partners and Entergy Louisiana amended the Sale Agreement to restructure the transaction by removing the transmission-related facilities and certain interconnection facilities from the Sale Agreement.  The amendments to the Sale Agreement permanently extend the termination date for the closing of the sale under the Sale Agreement to December 31, 2005.  On December 8, 2004, the amended Sale Agreement was approved by the Bankruptcy Court.  Consummation of the sale, among other state regulatory approvals, would require approval by the Securities and Exchange Commission (SEC) under the Act.  Cleco filed an application on Form U-1 (File No. 070-10268) with the SEC on November 22, 2004 relating to such approval.  Effective October 21, 2004, Entergy Services and Perryville Partners amended the Power Purchase Agreement to lengthen the term of the extension in the agreement to December 31, 2005.  The Power Purchase Agreement provides that Entergy Louisiana will make certain payments to Perryville Partners and supply natural gas to the Perryville Facility and is exclusively entitled to all capacity and energy output from the facility.  In addition, the Power Purchase Agreement obligates Perryville Partners to provide energy conversion services, with specified performance parameters, when requested by Entergy Services.

On January 28, 2004, to facilitate an orderly sales process, Perryville Partners and Perryville Holdings filed voluntary petitions in the Bankruptcy Court for protection under Chapter 11 of the U.S. Bankruptcy Code.  Neither Cleco nor any of its other subsidiaries were included in the filings.  Perryville Partners and Perryville Holdings are debtors and debtors in possession and are continuing to operate their business under the U.S. Bankruptcy Code.

B.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.
	(1)	Cleco Evangeline is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.

(2)	Acadia Partners is owned 50% by Acadia Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.
(3) Perryville Partners is a wholly owned subsidiary of Perryville Holdings, which is a wholly owned subsidiary of Cleco Midstream, which is a wholly owned subsidiary of Cleco.
C.

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Cleco is not an EWG or a foreign utility company but does hold an indirect interest in three companies (Cleco Evangeline, Acadia Partners and Perryville Partners) that are authorized EWGs as defined in the Act.  Cleco's indirect interest is in the form of an investment of $94.3 million in Cleco Midstream, a holding company with direct interest in Cleco Evangeline and Perryville Partners, and an indirect interest through a wholly owned subsidiary in Acadia Partners.

Financing documents, providing for debt or equity financing of Cleco Evangeline and involving Cleco or its affiliates, are as follows:
(1)

If Cleco Evangeline fails to perform certain obligations under its tolling agreement, Cleco will be required to make payments to the tolling agreement counterparty, Williams. Cleco's obligation under the Cleco Evangeline commitment is in the form of a standby letter of credit from investment-grade banks and is limited to $15.0 million. The letter of credit for Cleco Evangeline is expected to be renewed annually until the year 2020.

Financing documents, providing for debt or equity financing of Acadia Partners and involving Cleco or its affiliates, are as follows:
(1)

If Acadia Partners cannot pay the contractor that built the plant, Cleco will be required to pay 50% of the total for the current contractor's amount outstanding.  Cleco's obligation under the Acadia Partners' arrangement is in the form of a guarantee.  As of December 31, 2004, Acadia Partners had made the final retainage payment to the contractor thereby terminating the Cleco guarantee.

Financing documents, providing for debt or equity financing of Perryville Partners and involving Cleco or its affiliates, are as follows:

(1)

As a result of the bankruptcy filing of Mirant Corporation and certain of its subsidiaries (Mirant Debtors) and Mirant Americas Energy Marketing, LP's (MAEM) failure to make payments under the Capacity Sale and Tolling Agreement between Perryville Partners and MAEM, all obligations of Perryville Partners to make principal and interest payments under the loan agreement, dated as of August 23, 2002, between Perryville Partners and Mirant Americas, Inc. (MAI) (Subordinated Loan Agreement), as well as the accrual of additional interest, have been indefinitely suspended.  At December 31, 2004, the amount outstanding under the Subordinated Loan Agreement was $98.7 million.

          To the extent there are future obligations owed by Perryville Partners to MAI under the Subordinated Loan Agreement, Perryville Partners may, but is not required to, elect to exercise a right of set off of any amounts due under the Subordinated Loan Agreement against Perryville Partners' damage claims against MAI's limited guarantee in support of MAEM's obligations.  MAI has waived any such right of set off.  Pursuant to the Construction and Term Loan Agreement, dated as of June 7, 2001, between Perryville Partners and KBC Bank N.V., as a agent bank (Senior Loan Agreement), in connection with Perryville Partners exercising a right of set off and receiving cash distributions, Perryville Partners would be obligated to prepay its obligations under the Senior Loan Agreement in an amount equal to the present value of all recoveries that otherwise would be payable to Perryville Partners by the Mirant Debtors with respect to the amount of set off under any plans of bankruptcy proceedings for the Mirant Debtors or scheduled distributions to creditors involving the Mirant Debtors were the right of set off not invoked.  In such event and prior to receiving cash distributions, Perryville Partners also would be required to cause Cleco to provide credit support in the form of a guarantee of Perryville Partners' prepayment obligation in an amount equal to 50% of the amount to be set off, not to exceed $50.0 million.  This credit support must be provided in the form of a letter of credit if Cleco does not have or maintain an investment grade credit rating while the obligation is outstanding.  Failure by Cleco to provide the credit support could trigger the lenders' authority to waive Perryville Partners' right of set off.  To the extent Perryville Partners waives its right of set off and set off is nevertheless effectuated despite Perryville Partners' and MAI's waiver of their rights of set off, Perryville Partners is required to prepay to its lenders an amount equal to 25% of any amount set off. The extent to which Perryville can exercise any set off right, which it may have under the relevant documents or otherwise, is subject to the approvals of the United States Bankruptcy Code, the U.S. Bankruptcy Court for the Northern District of Texas, Ft. Worth Division, overseeing the reorganization proceedings of the Mirant Debtors, and the Bankruptcy Court.

(2)

On February 26, 2004, the Bankruptcy Court entered a cash collateral order (Cash Collateral Order).  The Cash Collateral Order was amended by the Bankruptcy Court on December 8, 2004.  The Cash Collateral Order provided for the transfer of up to $6.1 million (subject to certain adjustments) of additional restricted cash to the debtor-in-possession accounts (DIP Accounts) for post-petition expenses, including routine operations and maintenance, inventory, goods and services, costs reasonably necessary to obtain regulatory approval and other necessary approvals in connection with the Power Purchase Agreement and Sale Agreement, adequate protection payments, professional fees and expenses, and certain pre-petition expenses of the lenders for professional services.  Revenue from the Power Purchase Agreement also is deposited into the DIP Accounts to provide additional cash for Perryville Partners' use.  The Cash Collateral Order stipulated payment of quarterly interest and principal payments under the Senior Loan Agreement, set forth provisions for early termination events, and also granted a replacement lien to the lenders.  In the event Perryville Partners cannot pay its quarterly principal payments, Cleco, if demanded by Perryville Partners, is obligated under its guarantee to pay up to $1.9 million of these payments in the future.  As of December 31, 2004, Cleco had paid $5.5 million of principal payments on behalf of Perryville Partners.

(3)

Cleco provided a limited guarantee to Entergy Louisiana and Entergy Gulf States, Inc. for Perryville Partners' performance obligations under the Sale Agreement, the Power Purchase Agreement, and other ancillary agreements related to the sale.  The aggregate guarantee of $277.4 million is limited based on the following amounts and events:  (i) $42.4 million relating to the Power Purchase Agreement, other ancillary agreements, and certain pre-closing liabilities associated with the Sale Agreement, and (ii) $235.0 million with respect to the Sale Agreement arising from Perryville Partners' failure to pay, perform or discharge the Senior Loan Agreement debt, Subordinated Loan Agreement debt and any other liabilities arising from the Senior Loan Agreement.  The limited guarantee under (ii) above is reduced to $100.0 million when the Senior Loan Agreement debt is paid in full.

Other financial obligations for which there is recourse to Cleco or its affiliates are as follows:
(1)

Cleco provided guarantees to the buyers of the assets of Cleco Energy for the payment and performance of the indemnity obligations of Cleco Energy.  The aggregate amount of the guarantees is $1.4 million.  The last of the guarantees terminates in November 2009.

D.	Capitalization and earnings of the EWG or foreign utility company during the reporting period.
	Cleco Evangeline	Acadia Partners	Perryville Partners
Long-term debt	$ 197,832,000	$ -	$ 98,650,000
Equity	$ 3,298,864	$ 475,147,141	$ (7,987,554)
Net Income (Loss)	$ 12,530,431	$ 41,304,045	$ (6,057,990)
E.

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

All of the following contracts (1 - 11) pertain to the generation facilities of Cleco Evangeline specified in item 4A(1) above.
(1)

Operation and Maintenance Agreement, between Cleco Evangeline and Cleco Generation, pursuant to which Cleco Generation provides operation and maintenance services to Cleco Evangeline, as operator.  Cleco Evangeline is to pay Cleco Generation for all actual costs for (i) labor, (ii) materials, consumables and repair parts, (iii) certain taxes paid by Cleco Generation under this agreement, (iv) payments to subcontractors or other service providers, (v) engineering and technical services that Cleco Evangeline requests and that are provided by Cleco Generation and (vi) additional reasonable overhead expenses fairly allocated to services provided by Cleco Generation. Payments by Cleco Evangeline to Cleco Generation for the year ended December 31, 2004 for services provided under this agreement totaled $2,470,799.

(2)

Guaranty of Operation and Maintenance Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees to Cleco Evangeline Cleco Generation's performance obligations under the Operation and Maintenance Agreement.

(3)

Gas Transportation Agreement, between Cleco Evangeline and CLE Pipeline pursuant to which CLE Pipeline is to transport Cleco Evangeline's natural gas fuel requirements via CLE Pipeline's lateral transmission pipelines from nearby interconnections with third party mainline transmission pipelines.  The transportation rate consists of a monthly demand charge plus a commodity charge per million British thermal units (MMBtu) of natural gas delivered.  Payments by Cleco

Evangeline to CLE Pipeline for the year ended December 31, 2004 for services provided under this agreement totaled $824,486.
(4)	Guaranty of Gas Transportation Agreement, between Cleco and Cleco Evangeline, pursuant to which Cleco guarantees CLE Pipeline's performance obligations under the Gas Transportation Agreement.
(5)

Interconnection Agreement, between Cleco Evangeline and Cleco Power, pursuant to which Cleco Evangeline's generation facilities are interconnected to Cleco Power's adjacent transmission facilities.  Cleco Evangeline is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnection and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection.  Pursuant to this agreement, Cleco Evangeline has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.

(6)

Agreement for Electric Service, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power will make retail sales for a 10-year period to Cleco Evangeline pursuant to Cleco Power's Louisiana Public Service Commission (LPSC) Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC.  Payments by Cleco Evangeline to Cleco Power for the year ended December 31, 2004 for services provided under this agreement totaled $1,004,076.

(7)

Master Use Agreements for Transfer of Assets, Goods, and Services, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group, Cleco Energy, Perryville Partners and Cleco Midstream, pursuant to which Cleco Evangeline and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon.  Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods or services.  Payments by Cleco Evangeline to affiliates for the year ended December 31, 2004 for services provided under this agreement totaled $12,894,368.

(8)

Human Resources Master Services Agreements, between Cleco Evangeline and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group, Cleco Energy, Perryville Partners and Cleco Midstream, pursuant to which Cleco Evangeline may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Cleco Evangeline.  The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses.  Payments for the services provided under this agreement are included in the amount shown above in item 4E(7).

(9)

Consents to Assignment to Lenders, among Cleco Evangeline, Bank One (the Collateral Agent), and each of Cleco, Cleco Power, CLE Pipeline, Cleco Midstream, Cleco Generation and CLE Resources, pursuant to which those parties consent to the collateral assignment of all the foregoing agreements by Cleco Evangeline to the Collateral Agent to secure Cleco Evangeline's financing.

(10)

Act of Assignment and Assumption of Leases and Servitudes and Sale of Movables, between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power assigned to Cleco Evangeline multiple long-term leases that provide for the use of the cooling canal and lakes utilized for water discharged from the generation facilities.

(11)

Act of Lease between Cleco Power and Cleco Evangeline, pursuant to which Cleco Power leased to Cleco Evangeline certain property for use as general office space and unreserved parking space for $1,976 per month effective December 1, 2001, until December 31, 2003.  The lease was renewed, at the same rate, until December 31, 2005.  Payments by Cleco Evangeline to Cleco Power for the year ended December 31, 2004 for services provided under this agreement totaled $23, 712.

All of the following contracts (12-17) pertain to the generation facilities of Acadia Partners specified in item 4A(2) above.
(12)

Interconnection and Operating Agreement, between Acadia Partners and Cleco Power, pursuant to which Acadia Partners' generation facilities are interconnected to Cleco Power's adjacent transmission facilities and the transmission system of Entergy Services.  Acadia Partners is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection.  Pursuant to this agreement, Acadia Partners has reimbursed Cleco Power its construction costs for these customer specific interconnection facilities.  For the year ended December 31, 2004 no services were provided under this agreement.

(13)

Agreement for Electric Services, between Cleco Power and Acadia Partners, pursuant to which Cleco Power will make retail sales for a 5-year period to Acadia Partners pursuant to Cleco Power's LPSC Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Service, subject to approval by the LPSC.  For the year ended December 31, 2004 no services were provided under this agreement.

(14)

Service Agreement for Cleco Power LLC Ancillary Services, by and between Cleco Power and Acadia Partners, pursuant to which Acadia Partners can make wholesale or retail deliveries leaving Cleco Power's control area, using another party's transmission, without Cleco Power receiving compensation for such service under Cleco Power's Open Access Transmission Tariff (OATT).  In return, Cleco Power will charge Acadia Partners a fee of $.1233 per MWh for scheduling, system control and dispatch services for all transactions sourced from Acadia Partners' generation facility and scheduled by Cleco Power.  Payments by Acadia Partners to Cleco Power for the year ended December 31, 2004 for services provided under this agreement totaled $27,371.

(15)

Limited Guarantee, by Cleco in favor of Acadia Partners, whereby if Acadia Partners cannot pay the contractor who built its plant, Cleco will be required to pay 50% of the current amount outstanding.   The final payment to the contractor was made in July 2004.  As of December 31, 2004 Cleco has no further obligations under this agreement.

(16)

Master Use Agreements for Transfer of Assets, Goods, and Services, between Acadia Partners and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group and Cleco Midstream, pursuant to which Acadia Partners and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon.  Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods or services.  Payments by Acadia Partners to affiliates for the year ended December 31, 2004 for services provided under this agreement totaled $366,285.

(17)

Human Resources Master Services Agreements, between Acadia Partners and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group and Cleco Midstream, pursuant to which Acadia Partners may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Acadia Partners.  The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses.  Payments by Acadia Partners for services provided under this agreement for the year ended December 31, 2004 are included above in item 4E(16).

All of the following contracts (18 - 24) pertain to the generation facilities of Perryville Partners specified in item 4A(3) above.
(18)

Operations and Maintenance Agreement, by and between Perryville Partners and Cleco Generation, pursuant to which Cleco Generation is to provide certain services relating to the overall management of the generation facilities, including the operation, maintenance and repair of the facilities.  For its services under the agreement, Cleco Generation shall be paid an amount equal to (i) its total direct and indirect costs (such as the costs attributable to office occupancy, employee compensation incentives, fringe benefits, and depreciation) incurred in connection with the performance of the operation and maintenance services; provided, however, Perryville Partners must approve in writing the payment of any such costs that are in excess of one hundred ten percent (110%) of the operating budget; plus (ii) an amount equal to fifteen percent (15%) of the costs.   Perryville Partners incurred expenses for the year ended December 31, 2004 for services provided under this agreement of $2,328,837.  Expenses recorded from January 1, 2004 to the January 28, 2004 filing of a voluntary petition for Chapter 11 of the U.S. Bankruptcy Court (pre-petition) were not paid.  The pre-petition amount included in the total above is $143,547.

(19)

Limited Guarantee, by Cleco in favor of Perryville Partners, whereby Cleco guarantees Perryville Partners' portion of the payments pursuant to the Engineering Procurement and Construction Contract.  The guarantee shall not exceed the current contractor's amount outstanding. At December 31, 2004, $0.2 million was outstanding.  Perryville Partners filed a voluntary petition for Chapter 11 protection of the U.S. Bankruptcy Code on January 28, 2004.  The petition suspended collection activity in relation to the construction contract.

(20)	Tax Benefit Allocation Agreement, by and between Cleco Generation and Perryville Partners, for the purpose of reimbursement to Perryville Partners for certain state and local tax incentives.

(21)

Pipeline Operating Agreement, by and between Perryville Partners and Cleco Energy, pursuant to which Cleco Energy is to perform all routine work, including but not limited to, operation, repair, improvement, maintenance, alteration, inspection, testing, protection, and other operations and activities with respect to the natural gas pipeline facilities, which interconnect with the Perryville Facility.  In connection with the sale of substantially all of Cleco Energy's assets, this agreement was assumed by the purchaser.   Perryville Partners incurred expenses for the year ended December 31, 2004 for services provided under this agreement of $50,000.  The pre-petition amount of $4,355 included in the total was not paid.

(22)

Administrative Services Agreement, by and between Perryville Partners and Cleco Midstream, whereby Cleco Midstream is to provide bookkeeping, accounting, auditing, tax and other administrative services as needed.  Payment for these services includes reimbursement for total direct and indirect costs plus a 5% fee.  Expenses incurred by Perryville Partners under this agreement are included in item 4E(23).

(23)

Master Use Agreements for Transfer of Assets, Goods, and Services, between Perryville Partners and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group, Cleco Evangeline, Cleco Energy and Cleco Midstream, pursuant to which Perryville Partners and the counterparties agree that each will provide for the use by and benefit of the other party any assets, goods, and services that they mutually agree upon.  Depending upon the types of property transferred, the transferee pays the transferor the fair market value, fully loaded cost or list price for any assets, goods or services.  Perryville Partners incurred expenses for the year ended December 31, 2004 for services provided under this agreement of $1,396,600.  The pre-petition amount of $124,399 included in the total was not paid.

(24)

Human Resources Master Services Agreements, between Perryville Partners and each of the following entities: Cleco, Cleco Power, CLE Pipeline, CLE Resources, Cleco Generation, Cleco Support Group, Cleco Evangeline, Cleco Energy and Cleco Midstream, pursuant to which Perryville Partners may agree to designate certain of its employees to provide services for the counterparty and/or the counterparty may agree to designate certain of its employees to provide services for Perryville Partners.  The party borrowing the employees is required to pay the loaning party the aggregate labor charges attributable to the loaned employees, which includes direct payroll costs, employee salaries, and benefits, as well as a share of departmental expenses.  Payments for services provided under this agreement are included in the amount shown above in item 4E(23).

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February 2005.

Cleco Corporation

By: /s/ R. Russell Davis
R. Russell Davis Vice President & Controller Principal Accounting Officer

Corporate Seal

Attest:

By: /s/ Judy P. Miller
Judy P. Miller Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

R. Russell Davis Vice President & Controller (Principal Accounting Officer) Cleco Corporation 2030 Donahue Ferry Road Pineville, LA 71360 Phone: (318) 484-7400 Fax: (318) 484-7540	With Copy to: Timothy S. Taylor Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 Phone: (713) 229-1184 Fax: (713) 229-7784

EXHIBIT A

          A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The claimant undertakes to file an amendment to this Statement with the statements and balance sheets required to be filed as Exhibit A promptly following the filing of the claimant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 with the Securities and Exchange Commission.

EXHIBIT B

          An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

See attached statement labeled EXHIBIT B.